UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

VISUALANT, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

928449107
(CUSIP Number)

Ronald P. Erickson; 500 Union St, Suite 420, Seattle, WA 98101
206.903.1351
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 928449107

1.	Name of Reporting Persons.
Ronald P. Erickson (1)

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ X ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: US

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 27,328,373

8. Shared Voting Power 0

9. Sole Dispositive Power 27,328,373

10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,328,373

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (9) 9.6%

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes shares owned directly by Ronald P. Erickson, his immediate family members and corporations controlled by Mr. Erickson. Mr. Erickson has voting control on all such shares.

Item 1. Security and Issuer

This Schedule 13D Amendment 3 (“13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Visualant, Inc.(“the Company”), a Nevada corporation, whose principal executive office is located at 500 Union St, Suite 420, Seattle, WA 98101. The principal executive officer is Ronald P. Erickson, Chief Executive Officer.

This 13D gives notice of the issuance of 5,000,000 shares of common stock of the Company purchased at $.10 per share in a private placement which closed June 14, 2013. In addition, Mr. Erickson received (i) a five year warrant to purchase common stock at $0.15 per share and (ii) a five year warrant to purchase common stock at $0.20 per share in the June 14, 2013 private placement. All or a portion of the warrants may be subject to authorization and approval of an increase in the number of authorized shares of the Company by its stockholders at a special meeting of the stockholders to be held in August 2013.

Item 2. Identity and Background

This 13D is being filed pursuant to Rule 13D-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”. Ronald P. Erickson is an American citizen. This “Reporting Person” is an institutional investor” or an “accredited investor.”

Information with respect to this Reporting Person is given solely by such Reporting Person.

Mr. Erickson has been a director and officer of the Company since April 24, 2003. He currently serves as the Company’s Chief Executive Officer and President.  He was appointed to the positions of CEO and President on November 10, 2009. Earlier, he was appointed President and Chief Executive Officer of the Company on September 29, 2003, and resigned from this position on August 31, 2004 at which time he was appointed Chairman of the Board. A seasoned executive with more than 30 years of experience in the high technology, telecommunications, micro-computer, and digital media industries, Mr. Erickson was the founder of Visualant. In addition to his Visualant responsibilities he also serves as Chairman of Tristit Global,, Inc., a mobile application development and distribution company and eCharge Corporation an Internet based transaction processing company. He is formerly Chairman, CEO and Co-Founder of Blue Frog Media, a mobile media and entertainment company; Chairman, CEO and Co-founder of GlobalTel Resources, a provider of telecommunications services; Chairman, Interim President and CEO of Egghead Software, Inc. the large software reseller where he was an original investor; Chairman and CEO of NBI, Inc.; and Co-founder of MicroRim, Inc. the database software developer. Earlier, Mr. Erickson practiced law in Seattle and worked in public policy in Washington, DC and New York, NY. Additionally, Mr. Erickson has been an angel investor and board member of a number of public and private technology companies.  In addition to his business activities Mr. Erickson serves on the Board of Trustees of Central Washington University where he received his BA degree. He also holds a MA from the University of Wyoming and a JD from the University of California, Davis. He is licensed to practice law in the State of Washington.

The principal business address of Mr. Erickson is located at 500 Union St, Suite 420, Seattle, WA 98101.

During the last five years, the Reporting Person, to the best of his knowledge, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the Reporting Person, to the best of his knowledge, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

See description to Item 4.

Item 4. Purpose of Transaction

The Common Stock was acquired for, and are being held for, investment purposes.

This 13D gives notice of the issuance of 5,000,000 shares of common stock of the Company purchased at $.10 per share in a private placement which closed June 14, 2013. In addition, Mr. Erickson received (i) a five year warrant to purchase common stock at $0.15 per share and (ii) a five year warrant to purchase common stock at $0.20 per share in the June 14, 2013 private placement. All or a portion of the warrants may be subject to authorization and approval of an increase in the number of authorized shares of the Company by its stockholders at a special meeting of the stockholders to be held in August 2013.

Other

The Reporting Person may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Person have no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

The Reporting Person do not have any plans or proposals that would result in any of the actions or transactions described in clauses (a)through (j) of Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

Item 5. Interest in Securities of the Issuer

Mr. Erickson

(a) As of June 18, 2013, Mr. Erickson beneficially owned 27,328,373 shares of Common Stock individually. This total includes 13,328,373 of issued common stock, 4,000,000 of vested stock option grants and 10,000,000 in warrants to purchase common stock.

Mr. Erickson beneficially owned 9.6% of the Common Stock outstanding, based on total fully diluted shares of Common Stock outstanding as of June 17, 2013 of 284,809,200, assuming authorization and approval of an increase in the number of authorized shares of the Company by its stockholders at a special meeting of the stockholders to be held in August 2013.

(b) As of June 18, 2013, Mr. Erickson had sole voting power and sole dispositive power with respect to 27,328,373 shares of Common Stock individually.

(c) Within the 60 days prior to the filing of this Schedule 13D, Mr. Erickson acquired 5,000,000 shares of common stock of the Company purchased at $.10 per share on June 15, 2013 in a private placement. In addition, Mr. Erickson received (i) a five year warrant to purchase common stock at $0.15 per share and (ii) a five year warrant to purchase common stock at $0.20 per share in the June 15, 2013 private placement. All or a portion of the warrants may be subject authorization and approval of an increase in the number of authorized shares of the Company by its stockholders at a special meeting of the stockholders to be held in August 2013.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

1.  Exhibits are incorporated by reference from the Company’s Form 8-K which was dated June 14, 2013 and was filed with the SEC on June 18, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2013	By:	/s/ Ronald P. Erickson
Name: Ronald P. Erickson

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)